

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2018

Matthew Pauls
Chief Executive Officer
Strongbridge Biopharma plc
900 Northbrook Drive
Suite 200
Trevose, PA 19053

       Re: Strongbridge Biopharma plc
          Registration Statement on Form S-3
          Filed March 12, 2018
          File No. 333-223575

Dear Mr. Pauls:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Description of Purchase Contracts, page 45

1.   It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may obligate you to sell to holders of these contracts and for holders of these contracts to purchase a specified or variable number of securities at specified prices, which may be based on a formula. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure

in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics associated with forwards, options and security-based swaps. Please provide us with your legal analysis as to how these contracts should be appropriately characterized under the federal securities laws.

2.   We note your disclosure that you may issue purchase contracts for the purchase or sale of securities that may consist of securities of third parties. Please advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the *Morgan Stanley & Co.*, Inc. no action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

General

3.   We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Aron Izower